BELLAVISTA

CAPITAL

2005 Shareholder Meeting

October 3, 2005

Meeting Agenda

I.   **Formal Meeting**   **(5 minutes)**

    A.   **Call to Order**

    B.   **Verification of Quorum**

    C.   **Election Results**

    D.   **Adjournment**

I.   **Shareholder Presentation**

    A.   **Introduction of Board Members**   **(10 minutes)**

    B.   **Chairman's Opening Remarks**   **(15 minutes)**

    C.   **Performance Review**   **(15 minutes)**

    D.   **Board's Priorities**   **(10 minutes)**

    E.   **Strategy to Make BVC an Attractive**
          Investment in the Long Term   **(5 minutes)**

    F.   **Frequently Asked Questions**   **(15 minutes)**

    G.   **Questions and Answers**   **(30 minutes)**

BELLAVISTA
C A P I T A L

New Board Members

William Offenberg

➢ **From 1998 to 2005 - served as an Operating Partner at Morgenthaler Partners, a $2 billion private equity group**

➢ **Since 1987 - various general management positions and board seats at various public and private companies: Spectra-Physics, Gatan, Sheldahl, Aspco, UTTC and UAV**

➢ **BS in Chemistry from Bowdoin College.**

BELLAVISTA
C A P I T A L

New Board Members
Jeffrey Black

- ➤ **Senior Vice President with Grubb & Ellis, a national real estate company, concluding over $1 billion in real estate transactions**
- ➤ **In 2003 Mr. Black was named one of Grubb & Ellis' Top 10 Brokers Nationwide and San Jose Business Journal's No. 4 Broker in Silicon Valley**
- ➤ **Holds a Bachelor's of Science and Commerce degree in Finance from the University of Santa Clara**

BELLAVISTA
C A P I T A L

New Board Members
Patricia Wolf

- ➢ **Holds a BA degree in Business Administration and a MA in Management both from Ottawa University.**
- ➢ **Founded Management Technology America, a computer software company which she sold to a company listed on the NYSE in 1999.**
- ➢ **Currently Vice Chair of the Board of Trustees for Ottawa University where she focuses on strategic planning issues.**

BELLAVISTA
CAPITAL

Progress and Results

Major Events



Non-Performing Assets		
Non-Performing Assets – Completed		
Cash in Bank		
Debt		
NRV		
Annual Recurring Operating Expenses		

BELLAVISTA
C A P I T A L

Progress and Results

Major Events   2003
- **Mar-03 – Write-Down of Assets Begins**
- **Sep-03 – Distributions (return of capital) Suspended**
- **Dec-03 – Portfolio Manager was Terminated**

	3/31/03	12/31/03
Non-Performing Assets	95%	92%
Non-Performing Assets – Completed	10%	40%
Cash in Bank	$0.1 M	$10.7 M
Debt	$27.0 M	$7.9 M
NRV	$6.38	$4.01
Annual Recurring Operating Expenses		$5.8 M

BELLAVISTA
C A P I T A L

Progress and Results

Major Events   2004
➤ **May-04 – $6.2 million paid in redemptions**
➤ **Jun-04 – BellaVista Capital was Formed**
➤ **Aug-04 – Liquidation proposal received**
➤ **Dec-04 – Settled shareholder litigation**

	12/31/03	12/31/04
Non-Performing Assets	92%	54%
Non-Performing Assets – Completed	40%	71%
Cash in Bank	$10.7 M	$7.9 M
Debt	$7.9 M	$3.2 M
NRV	$4.01	$4.13
Annual Recurring Operating Expenses	$5.8 M	$2.4 M

BELLAVISTA
C A P I T A L

Progress and Results

Major Events   2005
➢**Jan-05 – $12 million offered in redemptions**
➢**Mar-05 – Liquidation proposal voted down**
➢**Jul-05 – New Board of Directors Appointed**

	12/31/04	9/30/05
Non-Performing Assets	54%	19%
Non-Performing Assets – Completed	71%	90%
Cash in Bank	$7.9 M	$14.0 M
Debt	$3.2 M	$7.6 M
NRV	$4.13	$4.24
Annual Recurring Operating Expenses	$2.4 M	$1.5 M

BELLAVISTA
C A P I T A L

Progress and Results

Significant Improvement
Solid Base to Build On

	3/31/03	9/30/05
Non-Performing Assets	95%	19%
Non-Performing Assets – Completed	10%	90%
Cash in Bank	$0.1 M	$12.2 M
Debt	$27.0 M	$7.6 M
NRV	$4.01	$4.24
Annual Recurring Operating Expenses	$5.8 M	$1.5 M

BELLAVISTA
CAPITAL

Performance Review
Outline

I.   New Investments

II.   Portfolio Allocations

III.   Investment Return Objectives

IV.   Investment Strategy and Approval Process

BELLAVISTA
C A P I T A L

New Investments

- ➢ **Baywood Place**
  - ▪ **San Mateo**
  - ▪ **17-unit condominium development**
  - ▪ **Paid in full**
  - ▪ **Results:**
    - • **Invested: $11 M**
    - • **Return: 16%**



New Investments

- ➢ **Villa Cortona**
  - ▪ **San Jose**
  - ▪ **72 unit condominium development**
  - ▪ **Financing provided by $22 million construction loan**
  - ▪ **Models opened in September 2005**



BELLAVISTA
CAPITAL

New Investments

- ➢ **Cummings Park**
  - ▪ **East Palo Alto**
  - ▪ **30 unit condominium over 18,000 sf retail**
  - ▪ **Part of Home Depot/Ikea shopping center**
  - ▪ **$3.25 million equity investment**



BELLAVISTA
C A P I T A L

New Investments

- ➢ **1314 Polk Street**
  - ▪ **San Francisco**
  - ▪ **32 unit condominium**
  - ▪ **Senior housing**
  - ▪ **$3.4 million investment secured by second trust deed**



BELLAVISTA
C A P I T A L

New Investments

➢ **Livermore Village**

- ▪ **Livermore**
- ▪ **Residential entitlement**
- ▪ **300+ condominium units**
- ▪ **$3.15 million equity investment**



BELLAVISTA
CAPITAL

New Investments

- ➢ **1615 Broadway**
  - ▪ **Oakland**
  - ▪ **Office conversion to residential**
  - ▪ **$7.5 million investment secured by first trust deed with equity participation**
  - ▪ **Approved but not yet funded**



BELLAVISTA
C A P I T A L

Investment Type Dispersion



63%

26%

11%

	Total (millions)
First Trust Deed	$ 25.3
Subordinated Debt	4.6
Equity	10.7
Total	$ 40.6

Investments Approved May 04 to Sep 05

BELLAVISTA
CAPITAL

Geographical Dispersion



59%

2%

26%

13%

	Total (millions)
SF Bay Area	$ 23.5
Southern California	5.3
Central Valley	10.5
Other States	1.0
Total	$ 40.6

Investments Approved May 04 to Sep 05

BELLAVISTA
CAPITAL

Sale Price Dispersion



54%

11%

35%

	Total (millions)
Under $500,000	$ 21.9
$500,000 to $750,000	14.1
$750,000 to $1 M	4.3
Over $1 M	0.0
Total	$ 40.6

Investments Approved May 04 to Sep 05

BELLAVISTA
CAPITAL

Current Assets



	NRV (millions)
Cash	$ 14.0
First Trust Deed	11.9
Subordinated Debt	4.2
Equity	3.7
Villa Cortona	23.3
Non-performing	13.4
Total	$ 70.5

BELLAVISTA
C A P I T A L

Investment Return Goals

	% Invested	Targeted Return
Cash	5%	2%
First Trust Deed	50%	10%
Subordinated Debt	25%	18%
Equity	20%	20% plus
Total (Less 2% Operating Expenses)		11% to 15%

BELLAVISTA
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Recurring Operating Expenses

In thousands

	2003	2004	2005 *	2006 *
Salaries		$ 975	$ 734	$ 714
Facilities		337	88	86
Legal & Accounting		595	282	220
General & Admin		521	383	330
Total	5,800	2,428	1,487	1,350
% of Equity	6.4%	3.0%	2.3%	2.0%

* Projected

BELLAVISTA
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Share Value Assumptions



The return goals in this chart are objectives and the actual returns to shareholders will depend on the success of Company operations and be subject to the risks inherent in the Company's business. Therefore actual results may differ from these objective returns, and there can be no assurance as to the price that may be realized by any shareholder on the shares, or the timing of any liquidity event. The estimated values represent the estimated increases in the value per share of the Company's assets.

BELLAVISTA
C A P I T A L

Investment Strategy

- ➢ **Developer co-investment**
- ➢ **Secured loans mitigate risk**
- ➢ **Equity investments and subordinated debt to enhance returns**
- ➢ **Geographic diversity**
- ➢ **Sale price points near median**
- ➢ **Multi-unit projects**

BELLAVISTA
C A P I T A L

Investment Approval Process

➢ **Initial review**

➢ **Negotiation of terms**

➢ **Due diligence including independent appraisal**

➢ **Approval by Board of Directors**

➢ **Documentation**

BELLAVISTA
C A P I T A L

Board's Priorities

- Complete the liquidation of the Company's non-performing assets
- Continually evaluate the Company's investment strategy and monitor its performance
- Make new investments based on strict underwriting criteria
- Align management compensation and incentives with company performance and shareholder value
- Improve communications with shareholders
- Develop a long term strategy to increase shareholder value and transform BellaVista into an attractive investment for both existing and new shareholders

BELLAVISTA
CAPITAL

Shareholder Value Strategy

➢ **The long term goals:**
  - ▪ **Increase shareholder value**
  - ▪ **Transform BellaVista into an attractive investment for both existing and new shareholders**

➢ **All actions taken must benefit all shareholders equally**

➢ **Two phased approach:**
  - ▪ **Medium term - demonstrate a consistent track record of share price increase**
  - ▪ **Longer term - establish a regular program to provide liquidity through a combination of distributions and share redemption**

BELLAVISTA
C A P I T A L

Shareholder Value Strategy

➢ **In order to establish a track record of consistent share price increases, it will be necessary to reinvest all capital and earnings over the next three years**

➢ **As a result, funds will not be available to pay dividends or distributions or redeem shares during this period**

BELLAVISTA
C A P I T A L

Shareholder Value Strategy

➢ **Successfully achieving these goals:**
- ▪ **Will attract new investors**
- ▪ **Create access to other capital sources**

➢ **This will allow the Company to create a liquidity program:**
- ▪ **Regular distributions/dividends**
- ▪ **Share redemption**

➢ **Enhanced value for all shareholders**

BELLAVISTA
CAPITAL

Frequently Asked Questions

BELLAVISTA
C A P I T A L

Frequently Asked Questions

Q **It has been over two years since this company has been reorganizing and working on correcting its problems which had resulted in a significant loss in share value. It has been 18 months since management projected a 10% per year share price increase, at which time the share price was $4.01. Can you explain to those of us who have voted AGAINST liquidation and chose to continue in the investment why, after 18 months, there has been little upward movement in the NRV?**

BELLAVISTA
C A P I T A L

Frequently Asked Questions

➢ **Projection of growth was based on beginning to reinvest cash at that point**

➢ **$24 million was used to repurchase shares and settle lawsuits**

➢ **Took longer to complete and sell non-performing assets than originally thought**

➢ **We have now begun to make significant new investments with our cash**

BELLAVISTA
CAPITAL

Frequently Asked Questions

Q **You talked about making a dividend and redemption at the end of 2005 in your March meeting. We voted against the liquidation proposal because we expected income to start at the end of the year or have the opportunity to sell some of our shares. Why are you changing strategies?**

BELLAVISTA
CAPITAL

Frequently Asked Questions

➢ **Goals are to increase shareholder value and transform BellaVista into an attractive investment for both existing and new shareholders**

➢ **All actions taken must benefit all shareholders**

➢ **Medium term - demonstrate a consistent track record of share price increase**

➢ **Longer term - establish a program to provide liquidity through a combination of distributions and share redemption**

➢ **Establish a track record of consistent share price increases by reinvesting capital and earnings over the next three years**

➢ **Success will attract new investors and create access to other capital sources which in turn will create liquidity and further enhance shareholder value**

➢ **Absent new investors, the only path to liquidity at a lower share value is to liquidate the company's assets at some point in time**

BELLAVISTA
CAPITAL

Frequently Asked Questions

Q **Your new loans seem to be focused on condo developments with time frames of 18 to 24 months. Many experts think that this type of residential development is at a market peak and is, therefore, subject to extensive market risk. Are we setting up our portfolio for another "Bubble Burst" as we experienced in 2000 to 2002?**

BELLAVISTA
CAPITAL

Frequently Asked Questions

➢ **Primecore failed due to focus on high-end single family homes**

➢ **We recognize the run-up in values of condos and are cautious about the market cycle**

➢ **We mitigate risk by:**

- ▪ **Lower price points**
- ▪ **Geographic diversity**
- ▪ **Developer co-investment**
- ▪ **Independent appraisals**

BELLAVISTA
C A P I T A L

Frequently Asked Questions

Q **You have received a number of questions and objections regarding how management is compensated? What changes, if any, have you made?**

Frequently Asked Questions

➢ **We are in the process of realigning management's compensation to the interests of shareholders and the performance of the company**

  ▪ **Base salary reduced 15% to $275,000 with annual bonus based on achieving goals established by the Board**

  ▪ **2006 will further reduce base compensation and provide incentives based on changes to NRV**

BELLAVISTA
C A P I T A L

Frequently Asked Questions

Q **How can I liquidate my investment if the Company is unwilling or unable to make redemptions?**

Frequently Asked Questions

➢ **The Company has made redemptions. Since May 2004 the Company has used over $18 million for redemption**

➢ **Your stock is transferable in a private transaction**

➢ **We are exploring the possibility of listing our stock on a bulletin board exchange. We believe this is low probability.**

➢ **Making BVC an attractive investment is a key step to providing shareholder liquidity**

Frequently Asked Questions

Q **When will the non-performing loans be completely paid off?**

BELLAVISTA
C A P I T A L

Frequently Asked Questions

- ➢ **5 non-performing investments**
- ➢ **3 are complete and listed for sale**
- ➢ **One is complete and under contract**
- ➢ **One is under construction with completion scheduled in Spring 2006**

BELLAVISTA
C A P I T A L

Frequently Asked Questions

Q **It seems that all of your new loans are focusing on subordinated debt and equity investments. What happened to the traditional investments in First Trust Deeds?**

BELLAVISTA
C A P I T A L

Frequently Asked Questions

➢ **63% of new investments are secured by a first deed of trust**

➢ **11% of new investments are secured by a deed of trust subordinate to an institutional construction lender**

➢ **26% of new investments are joint ventures with developers**

BELLAVISTA
CAPITAL

Frequently Asked Questions

Q **Why is the company making loans outside of the Bay Area and in other states? Do you have the expertise to evaluate real estate outside of the Bay Area?**

Frequently Asked Questions

- ➢ **Geographic diversify reduces the effect of regional economic fluctuations**
- ➢ **Invest with developers familiar with the local market**
- ➢ **Use consultants who service the local market to help us understand the local market conditions**

BELLAVISTA
CAPITAL

Frequently Asked Questions

Q **When will the company be profitable again? How confident are you in turning this company around in a reasonable timeframe?**

BELLAVISTA
C A P I T A L

Frequently Asked Questions

- ➢ **Non-performing investments currently account for only 19% of assets, down from 95% in 2003**
- ➢ **We are earning approximately $4 M per year on our investments, $600,000 of which is paid monthly with the remaining returns paid when the project sells**
- ➢ **Additional income from equity participations**
- ➢ **Operating expenses $1.35 M annually going forward**

BELLAVISTA
C A P I T A L

End of Presentation

BELLAVISTA
CAPITAL